

GREAT QUEST METALS LTD

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

August 26, 2010

Great Quest Options its Taseko Project to Granite Creek Gold Ltd.

VANCOUVER, BC – Victor J.E. Jones, Chairman of Great Quest Metals Ltd., (TSXV: GQ; Frankfurt: GQM), announces that the Company has optioned its Taseko project to a newly formed company, Granite Creek Gold Ltd., in exchange for the issuance of 6.75 million shares of Granite Creek over four years and work commitments for a minimum of $3,000,000 over five years to give Granite Creek a 51% interest in the property. Willis W. Osborne, President and CEO of Great Quest, will join the Board of Granite Creek.

Under the terms of the Agreement, which is subject to TSX Venture Exchange approval, Granite Creek may increase its interest to 70% by spending a further $2,000,000 on the property, issuing an additional 3,000,000 common shares of Granite Creek to Great Quest and completing a feasibility study.

Great Quest holds a 100% interest in the 27 sq km Taseko property, located 225 kilometres north of Vancouver, BC and 25 km south of the Prosperity copper-gold property held by Taseko Mines Ltd. The property covers the Empress and East zones which are copper-gold metasomatic occurrences as well as the copper-molybdenum Buzzer, Buzzer West, Granite Creek and Rowbottom mineral occurrences which fall into the porphyry copper category. There is an underlying 2½% net smelter return, payable to a third party, on any production from the property with an option at any time to purchase the royalty for $1.5 million.

In 1991, a pre-feasibility study on the Empress deposit by James Askew and Associates, Inc., Mining, Geological and Geochemical Engineers estimated in situ resources of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold, at a cut-off grade of 0.40% copper using prices of $1.00 per pound copper and $400 per ounce gold. The study was commissioned by ASARCO Incorporated, Great Quest's joint partner at the time. As that study predates NI43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

This Agreement will bring a new company to work on this copper-gold project in BC and aligns with the Great Quest strategy to focus its resources on its phosphate and gold projects in Mali.

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

"Victor J.E. Jones"
Victor J.E. Jones
Chairman




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12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

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